January 18, 2008

VIA EDGAR FILING AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZymoGenetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2007

Filed October 31, 2007

File No. 000-33489

Dear Mr. Rosenberg:

On behalf of ZymoGenetics, Inc. (the “Company”), I am transmitting the following Company responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Forms 10-K for the fiscal year ended December 31, 2006 (the “2006 10-K”) and 10-Q for the quarterly period ended September 30, 2007 (the “2007 Q3 10-Q), as set forth in your comment letter dated December 18, 2007 (the “Comment Letter”).

For your convenience, the Company has numbered the comments as set forth in your letter, repeated such comments (in bold) and set forth the Company’s response to each comment immediately below the applicable comment. In addition, for those comments requesting revised disclosure, the Company has provided such disclosure (the bold language highlighting particularly responsive disclosure) in each of the applicable responses and proposes to provide such disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”), which the Company plans to file on or prior to February 29, 2008.

Mr. Jim B. Rosenberg

January 18, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 45

License fees and milestone payments, page 45

1.	Please provide us your basis for recognizing the entire one-time lump sum fee from Eli Lilly as revenue in 2005. Please tell us the term and all of your rights and obligations associated with the license agreement.

The Company entered into a license agreement with Eli Lilly (“Lilly”) effective January 2005 whereby Lilly received an exclusive fully paid up worldwide sublicense to make, use, import, export, develop, promote and sell the Protein C product through the expiration of the related patents. Under the agreement, the Company had no future obligations after the delivery of the license. At the time the Company recognized revenue attributable to the Lilly agreement, the Company had met all of the revenue recognition criteria including persuasive evidence of an arrangement, delivery had occurred, the license fee was fixed and collectibility was reasonably assured. As a result, the Company recognized the entire amount as revenue in 2005.

With respect to other rights under the agreement, the only right the Company retained was the right to use Protein C for research purposes. The Company does not have any obligations to Lilly as a result of this right. There are no other significant rights or obligations under the arrangement.

Short-term investments, page 65

2.	Please revise your note to include the accounting policy that you apply to the asset-backed securities including how you account for changes in prepayments.

In response to the Staff’s comment, we will revise the accounting policy disclosure in Note 1 of the 2007 10-K as follows:

“Investments are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders’ equity. Interest on securities classified as available-for-sale is included in investment income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. For investments in asset-backed securities, amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments as

Mr. Jim B. Rosenberg

January 18, 2008

applicable. Estimates of expected cash flows are updated periodically and changes are recognized in the calculated effective yield prospectively. Amortization of premiums and accretion of discounts are included in investment income. Realized gains and losses and declines in value determined to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in investment income. In assessing potential impairment of its short-term investments, the Company evaluates the impact of interest rates, potential prepayments on asset-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and the Company’s intent and ability to retain the security to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific identification method.

Included in other assets is a long-term investment in common shares of a company that licensed certain technologies from the Company and paid certain related milestone payments in shares of common stock. These shares became publicly traded in 2006 and, as a result, have been adjusted to fair value, with the unrealized gain reported as a separate component of shareholders’ equity.”

Transactions and accounts with related parties, page 67

3.	Please revise your disclosure to include the length of and termination provisions for the collaborative data sharing and cross-license agreement with Novo Nordisk discussed on page 16. Please describe your obligations under this agreement and how revenue will be recognized. In addition, please tell us whether you have recorded the milestone payment revenue that was in dispute with Novo Nordisk as of December 31, 2006.

In response to the Staff’s comment regarding the collaborative data sharing and cross-license agreement with Novo Nordisk, we will include the following incremental disclosure in our “Transactions and accounts with related parties” footnote in our 2007 10-K:

We have various arrangements with Novo Nordisk related to IL-21 and Factor XIII.

IL-21

“In 2001, Novo Nordisk initially licensed the rights to IL-21 in territories outside of North America and is obligated to make milestone payments based on the achievement of development milestones and royalties on sales of any resulting products. No material payments were made or revenue recognized in 2005 and 2006 related to development milestones or royalties under this license. In 2007, the Company received a milestone payment of $3.5 million and recognized the payment as revenue as the Company had no other significant rights or obligations under this agreement.

Mr. Jim B. Rosenberg

January 18, 2008

In 2005, Novo Nordisk and the Company entered into a collaborative data sharing and cross-license agreement to develop and execute a joint global clinical development plan for IL-21 to achieve regulatory approval of a common product in the companies’ respective territories. There are no substantive obligations under the collaborative data sharing and license agreement and all activities falling under this development plan are intended to be performed separately but if agreed to by both parties, the development activity can be performed jointly. In the case of any agreed upon joint activities, cost sharing will be determined prior to beginning the development activity. The agreement expires on the later of completion of the global development plan or the expiration of the related patents. Either party can elect to terminate the agreement at any time with six months prior notice. During 2005, 2006 and 2007, joint development activities were insignificant.

In January 2007, the parties also entered into a manufacturing agreement whereby Novo Nordisk will supply IL-21 clinical materials to the Company. The Company can terminate the manufacturing agreement at any time. During 2007, under the manufacturing agreement, the Company incurred costs of $706,000 for the supply of clinical materials.”

Factor XIII

In response to the Staff’s comment regarding the status of the recombinant Factor XIII $6.8 million milestone payment revenue that was in dispute with Novo Nordisk as of December 31, 2006, we would comment as follows:

As of December 31, 2006, we had not recorded any of the $6.8 million of the disputed milestone payments with Novo Nordisk as revenue. We included this disclosure in the final few sentences of Note 6 to the Financial Statements contained in the 2006 Form 10-K on page 68 and 69. In December 2007, the matter was resolved and we received $6.8 million settling the disputed milestone payment. Since the Company has no further substantive obligations under the agreement, we will include this $6.8 million payment as revenue for the fourth quarter of 2007 and will disclose the payment in the 2007 10-K as follows:

“In 2004, the Company entered into a license agreement with Novo Nordisk, with respect to recombinant Factor XIII. The license agreement provides that Novo Nordisk will develop and commercialize recombinant Factor XIII on a worldwide basis. Other than the initial license delivery, the Company has no additional obligations under the license agreement. The Company received $15.0 million upon signing of the agreement plus potential milestones and royalties. The initial $15.0 million payment was recognized over three years beginning in 2004. In 2006 and 2005, the Company recognized related revenue of $3.8 million and $9.0 million, respectively. Additionally, in 2005, the Company received a $3.3 million milestone payment, all of which was recorded as revenue in 2005 as all revenue recognition criteria were met and we had

Mr. Jim B. Rosenberg

January 18, 2008

no continuing performance obligations. The Company was scheduled to receive milestone payments in 2006 totaling $6.8 million upon the passage of time or the completion of certain defined events performed by Novo Nordisk. In 2006, Novo Nordisk asserted that, under the terms of the license agreement, the milestone dates should be extended due to circumstances beyond its control. The Company disagreed with Novo Nordisk’s assertion but did not record the disputed revenue in 2006 as an agreement had not been reached and all revenue recognition criteria had not been met. In December 2007, the Company and Novo Nordisk reached agreement on the dispute and the Company received a $6.8 million payment and recorded the amount as revenue as all revenue recognition criteria had been met.”

Form 10-Q for the quarterly period ended September 30, 2007

Note 5. Bayer Schering Pharma A.G. agreements, page 7

4.	Please revise your disclosure to clarify how the progress towards completion is measured in recognizing revenue. If an input measure such as cost is used, clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress.

In response to the Staff’s comment, we will revise our “Bayer collaboration footnote” disclosures in our 2007 10-K as follows:

“In June 2007, the Company entered into a license and collaboration agreement and a co-promotion agreement with Bayer Schering Pharma A.G (Bayer). The agreements provide Bayer with an exclusive license to develop and sell rThrombin outside the United States and Bayer will also promote rThrombin in the U.S. for three years. The Company will record all U.S. sales and Bayer will be entitled to commission on U.S. sales for five years.

The Company received a $30.0 million upfront milestone payment in 2007, is owed a milestone payment of $40.0 million based upon the January 17, 2008 U.S. approval of rThrombin, $20.0 million of which will be repaid to Bayer as U.S. sales bonuses under the co-promotion and may receive additional payments of up to $128.0 million based on regulatory filings, approvals and annual sales thresholds achieved by Bayer outside of the U.S.

There are a variety of obligations which have been identified in the Company’s review of the license and collaboration agreement and the co-promotion agreement; these include the grant of various licenses, the supply of bulk drug product, participation on a U.S. co-promotion committee, research and development support prior to regulatory approval, formation and maintenance of a U.S. sales force and supply of finished drug product. All of the substantive obligations under the

Mr. Jim B. Rosenberg

January 18, 2008

agreements are expected to be delivered from the execution date of the agreement until the first quarter of 2013 commencing with the grant of various licenses, with the exception of bulk drug supply which the Company is obligated to supply over the entire term of the license and collaboration agreement.

The Company has evaluated the agreement under the provisions of EITF 00-21 and has determined that there are two separate units of accounting. The first unit of accounting consists of the grant of various licenses, participation on the U.S. co-promotion committee, research and development support prior to regulatory approval, formation and maintenance of a U.S. sales force and supply of finished drug product until the first quarter of 2013. The second unit of accounting consists of supplying bulk drug product over the term of the agreement. The Company believes the combined obligations in the first unit of accounting have value to Bayer on a standalone basis. Regarding the second unit of accounting, the Company also believes it has objective and reliable evidence of the fair value of the bulk drug product to be supplied over the term of the license and collaboration agreement. There are no general rights of return under the agreements.

The first unit of accounting is to be provided until the first quarter of 2013. Thereafter, the only undelivered element is to provide bulk drug product for the remaining term of the license and collaboration agreement. The Company uses the residual method to allocate its arrangement consideration between the two units of accounting. The Company recognizes revenue attributable to the first unit of accounting using a proportional performance model. The Company has the ability to estimate the proportional progress based on the costs expected to be incurred under the agreement. The Company has determined based upon the nature and timing of its obligations that cost inputs are the best measure of performance under the arrangements. The Company will recognize revenue attributable to the supply of bulk drug product as the bulk drug is delivered to the customer provided all other revenue recognition criteria are met.

During 2007, the Company recognized [$     ] million of revenue included in license fee and milestone payments for services performed under the agreement. Deferred revenue at December 31, 2007 related to the collaboration was [$        ] million.”

The Company would also like to advise the Staff that we recognize that output measures are typically more reliable than input measures (i.e., cost) for determining progress. However, considering the nature of our obligations under the first unit of accounting, we believe the best measure of progress is the cost to perform the various obligations. Use of an output measure such as delivery of finished product would not be representative of our performance. Costs are recognized for the second unit of accounting as product is delivered.

Mr. Jim B. Rosenberg

January 18, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 15

Contractual Obligations, page 17

5.	Please revise your disclosure to clarify whether the obligations associated with the manufacturing agreement with Patheon dated January 19, 2007 are included in the development contracts line item. Also clarify whether this amount reflects obligations under the development services agreement with Novo Nordisk entered into in January 2007 disclosed on page 16 of the 2006 10-K. Finally, confirm whether this amount includes any obligations under the contract manufacturing agreement with Abbott Laboratories disclosed on page 20 of the 2006 10-K.

In response to the Staff’s comment and given the approval of rThrombin by the FDA on January 17, 2008, we will revise our future “contractual obligations” disclosure by adding an incremental line in the Contractual Obligations Table to reflect manufacturing contracts and supplement our disclosure as follows (2007 Q3 10-Q Contractual Obligations Table restated to reflect post-FDA approval of rThrombin and changes in response to Staff’s review):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Building lease obligations	$110,069	$7,808	$16,445	$17,617	$68,199
Operating leases	8,771	2,478	3,900	2,393	—
Development contracts	1,476	1,476	—	—	—
rThrombin manufacturing contracts	24,669	24,669	—	—	—

Total	$144,985	$36,431	$20,345	$20,010	$68,199

“The building lease obligations resulted from our 2002 sales-leaseback financing transaction and run until May 2019. The remaining terms of our operating leases range from approximately two to four years and generally relate to leased office space near our corporate headquarter buildings. We have certain renewal provisions at our option, which are not reflected in the above table, for the building leases and the operating leases. The rThrombin manufacturing contracts reflect the third party manufacture of rThrombin for commercial sale.”

We advise the Staff that the manufacturing commitments for Patheon and Abbott were included in the original contractual obligations table under “Development contracts” and will be included in the revised table under “rThrombin manufacturing contracts”. Due to

Mr. Jim B. Rosenberg

January 18, 2008

the addition of “rThrombin manufacturing contracts” category, and since the commitments are with independent third parties, we do not believe that naming the contractors provides valuable incremental information to the reader of our financial statements.

We advise the Staff that as of September 30, 2007, no contractual obligations were outstanding for Novo Nordisk. Since Novo Nordisk is a related party, in the event that material development services obligations are outstanding, we will include the disclosure following the contractual obligations table.

As requested in the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact Michael A Jacobsen, V.P. and Chief Accounting Officer of ZymoGenetics, at 206-434-3490.

Very truly yours,

/s/ James A. Johnson
James A. Johnson
Executive Vice President and Chief Financial Officer

cc:	Bruce L.A. Carter, Ph.D.

Kurt Anker Nielsen

PricewaterhouseCoopers LLP

Perkins Coie LLP